Exhibit 99.1

LAKE SHORE GOLD REPORTS RECORD PRODUCTION OF 185,600 OUNCES IN 2014, COMPANY REPAYS $45 MILLION OF DEBT AND INCREASES CASH AND BULLION TO APPROXIMATELY $60 MILLION

TORONTO, ONTARIO -- (Marketwired – January 7, 2015) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced record annual gold production in 2014 of 185,600 ounces, exceeding the Company’s target range for the year of 160,000 to 180,000 ounces. Mill throughput during the year totaled 1,245,900 tonnes at an average grade of 4.8 grams per tonne. A total of 186,500 ounces of gold was poured during 2014, while gold sales were 183,300 ounces at an average selling price of US$1,269 per ounce ($1,398 per ounce).

Production in the fourth quarter of 2014 (“Q4/14”) totaled 43,200 ounces, which resulted from processing 331,400 tonnes at an average grade of 4.2 grams per tonne. The Company poured 42,400 ounces during Q4/14, while gold sales totaled 41,200 ounces at an average selling price of US$1,200 per ounce ($1,360 per ounce).

During Q4/14, the Company continued to improve its financial position. On December 31, 2014, it repaid the remaining $20.0 million owing on a standby line of credit, bringing total debt repayments in 2014 to approximately $45.0 million, exceeding the Company’s debt reduction target for the year of $20.0 to $25.0 million. Following the repayment, cash and bullion at the end of 2014 totaled approximately $60.0 million, which compared to cash and bullion of $34.0 million when the year began.

On December 3, 2014, the Company completed a $15.1 million flow-through financing. The proceeds from this financing will be used to fund exploration expenditures during 2015 at the 144 Gap Zone relating to surface and underground drilling, as well as drifting into the Zone from mine infrastructure at Thunder Creek.

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2014	Sept. 30, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Tonnes milled	331,400	320,800	321,800	1,245,900	952,700
Recovery (%)	96.7	96.7	96.3	96.6	95.8
Grade (grams/tonne)	4.2	4.6	5.2	4.8	4.6
Gold Ounces
Production	43,200	45,600	51,700	185,600	134,600
Poured	42,400	44,900	51,400	186,500	129,600
Sales	41,200	45,500	49,600	183,300	135,550
Gold price (US$/ounce)	1,200	1,284	1,261	1,269	1,377
Gold price ($/ounce)	1,360	1,397	1,328	1,398	1,422

Tony Makuch, President and CEO of Lake Shore Gold, commented: “In 2014, our company achieved record production and exceeded our guidance for the year. We also had a strong cost performance and expect our unit costs to beat our 2014 target ranges both on a full-year basis and in Q4/14. In addition to strong operating results, two key priorities for our company in 2014 were debt reduction and generating net free cash flow. Debt repayments during the year totaled approximately $45.0 million, well above our target of $20.0 to $25.0 million. Even after these debt payments, we were able to increase our cash and bullion in 2014 to approximately $60.0 million, due in large part to the cash flow our business operations generated throughout the year. We also achieved considerable exploration success during 2014, including identifying a new zone of gold mineralization at the 144 Gap with minimum dimensions of 100 metres along strike and 250 metres down dip.

“Turning to 2015, we expect our strong operating performance to continue, with production targeted at 170,000 to 180,000 ounces of gold, and cost guidance including cash operating costs(1) of US$650 to US$700 per ounce, all-in sustaining costs(2) of US$950 to US$1,000 per ounce and total production costs of approximately $125.0 million. In addition, an important theme for the Company this year will be the aggressive advancement of our 144 Gap discovery, a very exciting exploration target located to the southwest of Timmins West Mine. We are planning to spend all of the proceeds from the flow-through financing completed in December at the 144 Gap Zone during 2015.”

Preliminary cost estimates for 2014 and Q4/14 are expected to be released next week. The Company’s full financial results for the year and Q4/14 will be released in March 2015, with further details to follow shortly.

Qualified Person

Scientific and technical information contained in this press release related to mine engineering and production has been reviewed and approved by Natasha Vaz, P.Eng., Vice-President, Technical Services, who is an employee of Lake Shore Gold Corp., and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, exploration drilling and all matters involving mine production geology contained in this press release, or source material for this press release, was reviewed and approved by Eric Kallio, P.Geo., Senior Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

Footnotes

(1)
Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating costs per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate. The Company discloses cash operating costs and cash operating costs per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of cash operating costs and cash operating cost per ounce to total production costs for the most recent reporting period, the three and nine months ended September 30, 2014 and 2013, is set out on page 19 of the Company’s third quarter 2014 MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(2)
All-in sustaining cost is a non-GAAP measure. This measure is intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining cost as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining cost excludes growth capital, reclamation cost accretion not related to current operations, interest and other financing costs and taxes.  The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining cost to total production costs for the most recent reporting period, the three and nine months ended September 30, 2014 is set out on page 20 of the Company’s third quarter 2014 MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com